EXHIBIT-99.2

Wynnefield Capital, Inc.

450 Seventh Avenue, Suite 509

New York, NY 10123

July 23, 2018

Board of Directors

MusclePharm Corp.

4400 Vanowen Street 91505

Burbank, CA

Attention: Bill Bush and Ryan Drexler

FOR DISTRIBUTION TO THE BOARD OF DIRECTORS VIA EMAIL, FEDEX, US MAIL

Dear Board of Directors,

It is well known in informed institutional investment circles that Wynnefield Capital has maintained for almost 20 years in its somewhat cramped conference room, twin plaques of notable Chief Executive Officers who have managed our portfolio companies. The plaques attest to the nomination of said CEOs to either Wynnefield's Hall of Fame or Hall of Shame. As is our practice, these winners and losers are elected annually at our holiday party by a vote of all of our employees.

In 2015, Brad Pyatt, former CEO of MusclePharm Corp., was duly elected to our Hall of Shame by near unanimous vote for a series of miscues too numerous to detail. As 2018 progresses, Wynnefield employees are becoming increasingly aware that an unprecedented event is becoming increasingly likely. To wit: an election of a second CEO to the Hall of Shame from the same company but in different years.

This tentative but dubious distinction belongs to MusclePharm's current CEO, Ryan Drexler. In his three years as CEO, MusclePharm's reported revenues have plunged over 30%, its R&D expenditures have been cut from $4.2 million to $700,000, its share price has tumbled approximately 80%, while Mr. Drexler’s total compensation has risen from $350,000 to over $4 million dollars.

Part of this compensation has come in the form of a very high yield $18 million convertible loan to MusclePharm. In November of 2017, the Board approved a loan extension raising the coupon on Mr. Drexler’s convertible loan to 14% and reducing the conversion strike price from $1.96 per share to $1.11 per share. These metrics should inform the Board why Mr. Drexler has emerged as a leading candidate for Wynnefield's 2018 Hall of Shame nomination.

On June 22, 2018, an entity known as the White Winston Select Asset Fund filed a Schedule 13D that disclosed ownership of almost 20% of MusclePharm's shares. In Item 4 of the Schedule 13D, under the "Purpose of the Transaction" section, White Winston suggests their willingness to move forward with a number of initiatives which clearly will benefit your long oppressed outside shareholders and likely Drexler too. Wynnefield strongly recommends engaging with White Winston to the benefit of your outside shareholders and to keep Mr. Drexler’s name off our Hall of Shame plaque.

Sincerely,

Nelson Obus, President

Wynnefield Capital, Inc.